

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via Email
Mr. John M. Fife
Chairman, President and Chief Executive Officer
United American Healthcare Corporation
303 East Wacker Drive, Suite 1200
Chicago, Illinois 60601

> **Re:** **United American Healthcare Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 11, 2012**
> **File No. 1-11638**

Dear Mr. Fife:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Martin James

   Martin James
   Senior Assistant Chief Accountant